Genius Brands International, Inc.

190 N. Canon Drive, 4th Fl.

Beverly Hills, CA 90210

June 8, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Genius Brands International, Inc.
Registration Statement on Form S-3
Filed on June 4, 2020
File No. 333-238928
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Genius Brands International, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Wednesday, June 10, 2020, at 4:00 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Any questions should be addressed to Jeffrey Schultz, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, telephone (212) 692-6732.

Thank you very much.

Very truly yours,

GENIUS BRANDS INTERNATIONAL, INC.

/s/ Andy Heyward
By: Andy Heyward
Title: Chief Executive Officer

cc:	Securities and Exchange Commission
Cara Wirth

Genius Brands International, Inc.
Bob Denton, Chief Financial Officer
Michael Jaffa, General Counsel

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jeffrey P. Schultz, Esq.